HSBC USA INC.
Up and Out Buffer Notes
Linked to the S&P 500® Index

Filed Pursuant to Rule 433
Registration No. 333-158385
April 9, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 3, 2009,
and Product Supplement dated April 3, 2009)

The terms and conditions relating to the offerings set forth in this free writing prospectus shall supersede the terms and conditions set forth in another free writing prospectus dated April 7, 2009 relating to the same offering previously filed with the Securities and Exchange Commission, The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	18 Month Buffered Barrier Plus Rebate Note
Issuer Rating	AA- (S&P), A1 (Moody's)[1]
Trade Date	April 27, 2009 (expected)
Settlement Date	April 30, 2009 (expected)
Maturity Date	November 1, 2010
Issue Price	$1,000 per Note (100.00%)
Reference Asset	S&P 500® Index
Cash Settlement Value Payable at Maturity	1. If the official closing level is above the barrier level on any day during the observation period, then your return will be calculated as follows: I) If the final return is greater than or equal to -15.00%, you will receive an amount equal to the sum of (A) the principal amount plus (B) the product of (i) the principal amount multiplied by (ii) the knock-out rebate. II) If the final return is less than -15.00%, you will receive an amount equal to the sum of (A) the principal amount plus (B) the product of (i) the principal amount multiplied by (ii) the sum of (x) the final return plus (y) the buffer amount of 15.00% plus (C) the product of (i) the principal amount multiplied by (ii) the knock-out rebate. 2. If the official closing level is not above the barrier level on any day during the observation period , then your return will be calculated as follows: I) If the final return is positive, the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the final return . II) If the final return is between 0% and -15%, the Final Return will be 0% plus the Principal Amount. III) If the Index Return is less than the Buffer Level, the Investor will lose 1% of Principal Amount for each percentage point that the Index Return is below the Buffer Level
Observation Period	Pricing date to and including final valuation date
Buffer Level	[15]%
Knock-out Rebate	[10-14]%
Final Return	$\left(\dfrac{\text{Ending Level} - \text{Starting Level}}{\text{Starting Level}}\right)$
Barrier Level	[160]% of the initial level
Minimum Denomination	$1,000 and increments of $1,000 thereafter subject to a minimum issuance amount of $1 million
CUSIP	4042K0WJ0

1. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Notes Description

The Up and Out Buffer Notes linked to the S&P 500® Index provide point-to-point participation in the positive performance of the reference asset subject to the barrier level. Should the official closing level of the reference asset exceed the barrier level on any day during the observation period, investors will only receive the principal amount plus the knock-out rebate at maturity. The notes allow investors to express a short-term moderately bullish view on the underlying reference asset.

Highlights

- *Growth Potential:* If at all times the barrier level is not breached, investors will receive the point-to-point return up to the barrier level of [160]% of the initial level.

- *Buffer Protection:* At maturity, investors will not experience any loss associated with the first [15]% of decline in the level of the reference asset.

- *Barrier Rebate:* In the event that the barrier level is breached, investors will receive their principal amount plus the knock-out rebate of [10-14]%.

Hypothetical Payoff Scenarios

(Assumes that barrier level is not breached prior to maturity)

Final Return	Examples Assume 12% Knock-Out Rebate	Notes Return
-30%	1:1 loss beyond -15%	-15%
-10%	Within buffer range	0%
30%	Point to point return of Index	30%
60%	Point to point return of Index	60%
75%	Barrier is breached	12%

HSBC
The world's local bank

INDEX DESCRIPTIONS AND HISTORICAL PERFORMANCE

10 Year Historical Month-End Price Performance of the Reference Asset



Past performance is not a prediction or guarantee of future results.
Source: Bloomberg Professional® service.

The S&P 500® Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major U.S. industries.

Source: Bloomberg Professional® service.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the SPX will appreciate moderately—meaning that you believe the SPX will appreciate over the term of the notes, but do not believe such appreciation is likely to exceed the barrier level [160% of the initial level].
- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -15.00%.
- You are willing to forego potential dividends paid on the stocks included in SPX.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.
- You are willing to invest in notes for which your potential return is capped at the barrier level.

The notes may not be suitable for you if:

- You do not believe the SPX will appreciate over the term of the notes, or you believe the SPX appreciate by more than the barrier level during the term of the note and are unwilling to accept the knock-out rebate.
- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -15.00%.
- You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.
- You prefer to receive the potential dividends paid on the stocks included in SPX.
- You seek current income from this investment.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek an investment whose return is not subject to a cap that is equal to the barrier level of [160.00]%.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:

- The notes are not fully principal protected and you may lose up to [85]% of your initial investment.
- Your gain on the notes at maturity, if any, may not reflect the full performance of the reference asset.
- There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
- Return on the notes does not necessarily reflect the full performance of the reference asset and movements in the level of the reference asset may affect whether or not you receive your full principal back.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the notes.
- An investment in the notes is subject to risks associated with the U.S. securities markets.
- There may be little or no secondary market for the notes—the notes will not be listed or displayed on any securities exchange or quotation system.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, the underlying indices or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 3, 2009 and the Free Writing Prospectus dated April 7, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Pricing Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Pricing Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.
You may also obtain:
- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409018777/v145333_424b2.htm
- the Prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm
- the Free Writing Prospectus at www.sec.gov/Archives/edgar/data/83246/000114420409019667/v145765_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.